United States
                             Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 3)


                             Preferred Income Opportunity Fund
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         74037H-10-4
                                        (CUSIP Number)



                                   The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                       September 10, 2002
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            SEPTEMBER 19, 2002




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

              The Commerce Group Inc.
              ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

              SOLE VOTING POWER                              3,756,043
              SHARED VOTING POWER                                 0
              SOLE DISPOSITIVE POWER                         3,756,043
              SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,756,043

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               33.3%

14.      TYPE OF REPORTING PERSON
               [HC]

















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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            SEPTEMBER 19, 2002




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the
"Shares"), of Preferred Income Opportunity Fund (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 301 E. Colorado Blvd, Ste 720, Pasadena, California, 91101.


ITEM 2.  IDENTITY AND BACKGROUND

(a) - (f) This Schedule 13D is being filed by The Commerce Group Inc.
(the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The cost of such shares aggregated approximately $45,165,771.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change have taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's reports with the Securities and Exchange Commission report that 11,263,852 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 33.3% of the Fund's outstanding Shares.

(b) Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,756,043 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 33.3% of the outstanding Shares.

                                                Shares              Cost

    The Commerce Insurance Company            3,541,643          $42,802,857
    American Commerce Insurance Company         200,000            2,200,000
    Commerce West Insurance Company              14,400              162,914

                   Totals                     3,756,043          $45,165,771


(c) Subsequent to July 16, 2002, the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex B). All transactions prior to July 17, 2002 were reported on previous Schedule 13D filings made with the Securities and Exchange Commission.



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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            SEPTEMBER 19, 2002




(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


(e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information

































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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            SEPTEMBER 19, 2002


SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





September 19, 2002                        THE COMMERCE GROUP, INC.

















                                       /s/Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer






















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
                                                        ANNEX  B
                                               Item 5 (c) - Information

                                                   As of July 17, 2002
SALES from 07/17/02 - 09/10/02

PFO        74037H-10-4            PREFERRED INCOME OPPORTUNITY FUND

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE              DATE              SOLD             PER SHARE          CONSIDERATION
07/22/02          07/25/02          24,800              $12.20         $  301,558.89
07/22/02          07/25/02             200               12.45              2,481.92
07/23/02          07/26/02          15,100               12.30            185,120.40
07/23/02          07/26/02           1,000               12.40             12,359.63
07/24/02          07/29/02           8,100               11.95             96,468.08
07/24/02          07/29/02           1,100               12.00             13,155.60
07/24/02          07/29/02             800               12.10              9,647.71
08/05/02          08/08/02           8,900               12.50            110,890.65
08/06/02          08/09/02           7,200               12.50             89,709.29
08/21/02          08/26/02          25,700               12.50            320,212.33
09/04/02          09/09/02           5,600               12.60             70,333.87
09/05/02          09/10/02           1,400               12.61             17,597.46
09/05/02          09/10/02           1,400               12.60             17,583.47
09/09/02          09/12/02           8,900               12.50            110,890.65
09/10/02          09/13/02           8,900               12.50            110,890.65

         COMPANY TOTALS            119,100                             $1,468,900.60












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